Rocket Fuel Inc. 1900 Seaport Boulevard Pacific Shores Center Redwood City, CA 94063 Phone: 650.517.1300

July 6, 2016
Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:    Ji Shin
Jan Woo

Re:    Rocket Fuel Inc.
Registration Statement on Form S-3
Filed May 10, 2016
File No. 333-211261
Ladies and Gentlemen:
Rocket Fuel Inc. (the “Company”) hereby submits this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 27, 2016, relating to the above referenced Registration Statement on Form S-3 (File No. 333-211261) (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we have included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement filed on May 10, 2016.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comments with the Company’s response thereto. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 1.
General

1.
Based on publicly available information, it appears that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the filing of the registration statement may not have exceeded $75 million, as required by General Instruction I.B.1. of Form S 3. Please tell us the basis upon which you are eligible to register securities on Form S 3 at this time. If you are relying on General Instruction I.B.6., please refer to Instruction 7 to General Instruction I.B.6. of Form S 3 and revise accordingly.

In response to the Staff’s comment, we have included on Exhibit A attached hereto our calculation of the aggregate market value of our voting and non-voting common equity held by non-affiliates as of a

U.S. Securities and Exchange Commission
July 6, 2016

date within 60 days prior to the filing of the Registration Statement. Based on this calculation, the aggregate market value of our voting and non-voting common equity held by non-affiliates exceeded $75 million, as required by General Instruction I.B.1 of Form S-3.
Plan of Distribution

2.
Your disclosure of the plan of distribution of the securities covered by this prospectus supplement states that sales may be made to or through a market maker. It further states that “Cantor may also sell our common stock by any other method permitted by law, including in privately negotiated transactions with our prior written consent.” Please tell us whether sales made to or through a market maker or sales made in privately-negotiated transactions satisfy the “at the market offering” definition under Rule 415. If any sales method does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

The Company acknowledges the Staff’s comment. We have revised our disclosure on the cover page and page S-13 of the prospectus supplement contained in Amendment No. 1 to provide that sales may be made only in an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended (the “Securities Act”). We hereby confirm that if any sales method does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act, or if any material information with respect to a particular offering has been omitted, we will file an additional prospectus supplement at the time of such sales.
***
Please direct any questions regarding the Company’s response or Amendment No. 1 to me at (650) 517-8884 or jcovington@rocketfuelinc.com.
Sincerely,
/s/ JOANN C. COVINGTON
JoAnn C. Covington
Rocket Fuel Inc.
Senior Vice President and General Counsel
cc:    E. Randolph Wootton III, Rocket Fuel Inc.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Rachel Proffitt, Wilson Sonsini Goodrich & Rosati, P.C.

Exhibit A
Aggregate Market Value Calculations

Total Outstanding Shares as of 5/10/16 (filing date)	43,862,340
Closing Price on 3/11/16 (highest closing price as of a date within 60 days of filing date pursuant to General Instruction I.B.1. of Form S-3)	$3.66

Shares Held by Affiliates
Name	Shares owned
Non-Employee Directors
Bill Ericson	5,051
Clark Kokich	96,651
Monte Zweben	27,718
Ronald E.F. Codd	5,051
RONALD E F CODD & SUSAN T CODD TR UA 03/06/1998 CODD REVOCABLE TRUST	100,000
Susan L. Bostrom	5,051
John J. Lewis	—
Executive Officers
E. Randolph Wootton III (Director)	11,027
MARTHA M CONWAY GRANTOR RETAINED ANNUITY TRUST U/T/A MAY 20 2013 (Richard Frankel, Director)	76,073
MARTHA M CONWAY & RICHARD A FRANKEL TR UA 03/13/2009 CONWAY-FRANKEL FAMILY TRUST (Richard Frankel, Director)	1,723,742
THE RICHARD A FRANKEL GRANTOR RETAINED ANNUITY TRUST U/T/A 5/20/13 (Richard Frankel, Director)	76,073
JoAnn Covington	4,015
Rex Jackson	—
5% Owners
George John	2,314,328
MDV IX LP AS NOMINEE FOR MDV IX LP AND MDV ENF IX LP	9,295,955
M&G Investments	4,571,096

Total Shares Held by Affiliates	18,311,831
Total Value of Shares Held by Affiliates	$67,021,301.46

Total Shares Held by Non-Affiliates	25,550,509
Total Value of Shares Held by Non-Affiliates	$93,514,862.94